Arrived SFR Genesis Fund, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

VIA EDGAR

June 5, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3010
Attn: Stacie Gorman

Re:	Arrived SFR Genesis Fund, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed May 22, 2025
File No. 024-12614

Dear Ms. Gorman:

We filed the above-referenced Offering Statement on Form 1-A on May 22, 2025. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on June 9, 2025 at 10:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ John Rostom
John Rostom

cc:	David H. Roberts, Esq.